UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ATLANTIC COAST FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

048426100

(CUSIP Number)

Amin Fadul Ali

Nasdec General Trading LLC, Office 1403, 14th Floor

One Business Bay, Business Bay Area, PO Box 113296

Dubai, United Arab Emirates

+971 (0) 4428 1393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Walter Van Dorn

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

Telephone: (212) 768-6985

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Mr. Amin Fadul Ali
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 250,000 Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 250,000 Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14.	TYPE OF REPORTING PERSON IN

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This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D initially filed on April 26, 2013 (the “Statement”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Atlantic Coast Financial Corporation, a Maryland corporation (the “Issuer”). This Amendment No. 1 is filed to amend Item 2 of the Statement, as set forth herein. This Amendment No. 1 corrects an error in Item 2 of the Statement to state that the Reporting Person is currently a citizen of the United Kingdom. No other Item of the Statement other than Item 2 is amended.

Item 2.	Identity and Background

This Amendment No. 1 to Schedule 13D is being filed by Mr. Amin Fadul Ali (“the “Reporting Person”), who has sole voting and disparities power over 250,000 Shares.

The Reporting Person’s business address is Nasdec General Trading LLC, Office 1403, 14th Floor, One Business Bay, Business Bay Area, PO Box 113296, Dubai, United Arab Emirates. The Reporting Person’s present principal occupation is as a director at Nasdec General Trading LLC at the business address referenced in this Item 2.

During the five years prior to the date hereof, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a natural person and is currently a citizen of the United Kingdom.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013

Signature:

AMIN FADUL ALI

By:	/s/ Amin Fadul Ali
Name:	Amin Fadul Ali

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